UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AVENUE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

05360L205
(CUSIP Number)

A.S. Kumar
General Counsel, Cipla Limited

c/o

InvaGen Pharmaceuticals Inc.
Site B, 7 Oser Ave.
Hauppauge, New York 11788
Tel: +1 (631) 231-3233

with a copy to:

Avner Bengera

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

Tel: +1 (212) 408-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INVAGEN PHARMACEUTICALS INC. 20-1420845
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
See Item 3 below
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,660,228 (See Note 1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,660,228
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,660,228 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.95% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 5,833,333 shares of common stock (“Shares”) of Avenue Therapeutics, Inc. (the “Issuer”) owned by InvaGen Pharmaceuticals Inc. (“InvaGen”). In addition, due to the Voting and Support Agreement among InvaGen, Fortress Biotech, Inc. (“Fortress”), and Dr. Lucy Lu (“Dr. Lu”) dated November 12, 2018 (the “Support Agreement”), the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,826,895 Shares (the “Support Agreement Shares”), and such Shares may be deemed beneficially owned by it pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”). Such 4,826,895 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 874,299 issued and outstanding Shares held by Dr. Lu, (iii) 112,500 unvested restricted Shares of the Issuer held by Dr. Lu, and (iv) 250,000 shares of the Issuer’s class A preferred stock (“Class A Preferred Stock”) held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (“Rule 13d-4”), neither this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of the Support Agreement Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2) Calculation of percentage is based on a total of 22,706,014 Shares, comprised of (i) 22,134,784 issued and outstanding Shares, (ii) 321,230 unvested restricted Shares of the Issuer, and (iii) 250,000 shares of Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022.

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA (EU) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable (see Item 3 below)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,660,228 (See Note 1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,660,228
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,660,228 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.95% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 5,833,333 Shares owned by InvaGen. Because of the relationship between the Reporting Persons, as described in Item 2 of the Original Schedule 13D (as defined below), Cipla (EU) Limited may be deemed to beneficially own such Shares pursuant to Rule 13d-3. In addition, due to the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,826,895 Shares, and such Shares may be deemed beneficially owned by it pursuant to Rule 13d-3. Such 4,826,895 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 874,299 issued and outstanding Shares held by Dr. Lu, (iii) 112,500 unvested restricted Shares of the Issuer held by Dr. Lu, and (iv) 250,000 shares of the Issuer’s Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022. Pursuant to Rule 13d-4, neither this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of the Support Agreement Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2) Calculation of percentage is based on a total of 22,706,014 Shares, comprised of (i) 22,134,784 issued and outstanding Shares, (ii) 321,230 unvested restricted Shares of the Issuer, and (iii) 250,000 shares of Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022.

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CIPLA LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
See Item 3 below
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 10,660,228 (See Note 1)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 10,660,228
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,660,228 (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.95% (See Note 2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 5,833,333 Shares owned by InvaGen. Because of the relationship between the Reporting Persons, as described in Item 2 of the Original Schedule 13D (as defined below), Cipla Limited may be deemed to beneficially own such Shares pursuant to Rule 13d-3. In addition, due to the Support Agreement, the Reporting Person may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,826,895 Shares, and such Shares may be deemed beneficially owned by it pursuant to Rule 13d-3. Such 4,826,895 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 874,299 issued and outstanding Shares held by Dr. Lu, (iii) 112,500 unvested restricted Shares of the Issuer held by Dr. Lu, and (iv) 250,000 shares of the Issuer’s Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022. Pursuant to Rule 13d-4, neither this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of the Support Agreement Shares, and the Reporting Person expressly disclaims any such beneficial ownership.

(2) Calculation of percentage is based on a total of 22,706,014 Shares, comprised of (i) 22,134,784 issued and outstanding Shares, (ii) 321,230 unvested restricted Shares of the Issuer, and (iii) 250,000 shares of Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022.

This Amendment No. 2 (this “Amendment”) to Schedule 13D (as so amended, “Schedule 13D”) amends the statement on Schedule 13D (the “Original Schedule 13D”) which was filed by the Reporting Persons on November 23, 2018, as amended by Amendment No. 1 to the Original Schedule 13D which was filed on February 11, 2019, with respect to shares of common stock (“Shares”) of Avenue Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b)	The information contained in rows 7 through 13 on each of the cover pages of the Amendment and the information contained in Items 1, 2 and 4 of Schedule 13D, as amended, are incorporated by reference.

InvaGen owns 5,833,333 Shares (the “InvaGen Shares”). Because of the relationship between the Reporting Persons, as described in Item 2 of the Original Schedule 13D, each Reporting Person may be deemed to beneficially own such Shares pursuant to Rule 13d-3. The Reporting Persons have shared voting and dispositive power over the InvaGen Shares.

In addition, due to the Support Agreement, the Reporting Persons may be deemed to have shared voting power to vote, with respect to the matters covered by the Support Agreement, up to an aggregate of 4,826,895 Shares (the “Support Agreement Shares”), and such Shares may be deemed beneficially owned pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such 4,826,895 Shares include (i) 3,590,096 issued and outstanding Shares held by Fortress, (ii) 874,299 issued and outstanding Shares held by Dr. Lu, (iii) 112,500 unvested restricted Shares of the Issuer held by Dr. Lu, and (iv) 250,000 shares of the Issuer’s class A preferred stock (“Class A Preferred Stock”) held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, neither the filing of the Schedule 13D nor any of its content shall be deemed to constitute an admission by any of the Reporting Persons that it is a beneficial owner of the Support Agreement Shares, and the Reporting Persons expressly disclaim any such beneficial ownership.

The Shares which the Reporting Persons may be deemed to beneficially own represent 44.20% of the outstanding Shares of the Issuer. The calculation of such percentage is based on a total of 22,706,014 Shares, comprised of (i) 22,134,784 issued and outstanding Shares, (ii) 321,230 unvested restricted Shares of the Issuer, and (iii) 250,000 shares Class A Preferred Stock held by Fortress that are convertible into Shares, based on information provided to InvaGen by the Issuer as of July 27, 2022.

(c)	Except as set forth in Item 4 and Item 6 of Schedule 13D, as amended, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)	No other person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the InvaGen Shares. The Reporting Persons have no right to receive dividends from, or the proceeds from the sale of, the Support Agreement Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Share Repurchase Agreement

On July 25, 2022, InvaGen, Fortress and the Issuer entered into a share repurchase agreement (the “Share Repurchase Agreement”), pursuant to which the Issuer agreed to repurchase from InvaGen the InvaGen Shares for an aggregate purchase price of $3,000,000 (the “Share Repurchase”). Upon the closing of the Share Repurchase, certain agreements among the Issuer, InvaGen, Fortress and Lucy Lu, M.D., as applicable, will be terminated, including the Stockholders Agreement and the Support Agreement. In addition, following the closing of the Share Repurchase, InvaGen will be entitled to receive additional payments from the Issuer upon the occurrence of certain events.

The closing of the Share Repurchase is subject to the satisfaction or waiver, at or prior to such closing, of certain conditions.

The above description is qualified in its entirety by the full text of the Share Repurchase Agreement, which is filed as Exhibit F to this Amendment and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
Exhibit F	Share Repurchase Agreement by and among InvaGen Pharmaceuticals Inc., Avenue Therapeutics, Inc. and Fortress Biotech, Inc., dated as of July 25, 2022.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2022

INVAGEN PHARMACEUTICALS INC.

By:	/s/ Deepak Agarwal
Name:	Deepak Agarwal
Title:	Director

CIPLA (EU) LIMITED

By:	/s/ Anchal Sultania
Name:	Anchal Sultania
Title:	Director

CIPLA LIMITED

By:	/s/ A.S. Kumar
Name:	A.S. Kumar
Title:	Global General Counsel and Executive Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

InvaGen Pharmaceuticals Inc.

The name, business address, present principal occupation and citizenship of each director and executive officer of InvaGen Pharmaceuticals Inc. (“InvaGen”) are set forth below. If no address is given, the business address of each person listed below is 7 Oser Avenue, Hauppauge, New York 11788.

Name	Present Principal Occupation and Business Address	Citizenship
Umang Vohra	Director of InvaGen	India

Samina Hamied	Director of InvaGen	India

Robert Stewart	Director of InvaGen	United States

Srinivas Mallavarapu	Director of InvaGen	United States

Arunesh Verma	Director, President and Chief Executive Officer of InvaGen	United States

Deepak Agarwal	Director, Chief Financial Officer of InvaGen	India

Vaibhav Kukreja	Secretary and Treasurer of InvaGen	India

Cipla (EU) Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla (EU) Limited (“Cipla EU”) are set forth below. If no address is given, the business address of each person listed below is Dixcart House, Addlestone Road, Bourne Business Park, Addlestone, Surrey, KT15 2LE, United Kingdom.

Name	Present Principal Occupation and Business Address	Citizenship
Samina Hamied	Executive Chairperson of Cipla EU	India

Gillian Latham	Director of Cipla EU	United Kingdom

Ashok Sinha	Director of Cipla EU	India

Nishant Saxena	Director of Cipla EU	India

Anchal Sultania	Director of Cipla EU	India

Peter Robertson	Secretary of Cipla EU	United Kingdom

Cipla Limited

The name, business address, present principal occupation and citizenship of each director and executive officer of Cipla Limited (“Cipla Limited”) are set forth below. If no address is given, the business address of each person listed below is Cipla House, Peninsula Business Park, Ganapatrao Kadam Marg, Lower Parel West, Mumbai, Maharashtra 400013, India.

Name	Present Principal Occupation and Business Address	Citizenship
Y.K. Hamied	Non-Executive Chairman of Cipla Limited	India

M.K. Hamied	Non-Executive Vice-Chairman of Cipla Limited	India

Samina Hamied	Executive Vice-Chairperson of Cipla Limited	India

Umang Vohra	Managing Director and Global Chief Executive Officer of Cipla Limited	India

S. Radhakrishnan	Director of Cipla Limited	India

Ashok Sinha	Director of Cipla Limited	India

Dr. Peter Mugyenyi	Director of Cipla Limited	Uganda

Adil Zainulbhai	Director of Cipla Limited	United States

Punita Lal	Director of Cipla Limited	India

Naina Lal Kidwai	Director of Cipla Limited	India

Robert Stewart	Director of Cipla Limited	United States

P.R. Ramesh	Director of Cipla Limited	India

Dinesh Jain	Interim Chief Financial Officer of Cipla Limited	India

Rajendra Chopra	Company Secretary of Cipla Limited	India